EXHIBIT 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Common Units
The common units are a class of limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights of holders of common units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of voting rights, rights of distribution upon liquidation and other rights and privileges of limited partners, including our common units under our partnership agreement, please read “The Partnership Agreement.”
Transfers of Common Units
Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement.
Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.
Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Number of Common Units
As of February 14, 2020 we had outstanding 33,456,811 common units. Common units are traded on the NYSE under the symbol “EVA.”

How We Make Distributions To Our Partners
Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
General
Cash Distribution Policy
Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner has adopted a cash distribution policy that sets forth our general partner’s intention with respect to the distributions made to common unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, we intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.
The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our common unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.
Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
Operating Surplus and Capital Surplus
General
Any distributions we make are characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our common unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all common unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see “—Distributions From Capital Surplus.”
Operating Surplus
We define operating surplus as:

•	$39.3 million (as described below); plus

•
all of our cash receipts beginning May 4, 2015, the closing date of our initial public offering (“IPO”), excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•
cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•
cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

•
an amount equal to the net proceeds from our IPO and borrowings prior to our IPO that are retained for general partnership purposes, up to the amount of accounts receivable distributed to our sponsor prior to our IPO; less

•	all of our operating expenditures (as defined below) after the closing of our IPO; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.
Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity’s operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $39.3 million that enables us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.
The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.
We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer compensation, repayment of working capital borrowings, interest on indebtedness and capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•
payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.
Capital Surplus
Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity interests; and

•
sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions
Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since May 4, 2015, the closing date of our IPO (other than any distributions of proceeds of our IPO), equals the operating surplus from the closing of our IPO. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.
Capital Expenditures
Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those cash expenditures made to maintain our long-term operating capacity or net income. Our business, facilities and production equipment are not generally subject to major turnaround, overhaul or rebuilds. Rather, our assets, principally rotating mechanical processing equipment, require tool and die replacement which we expense as we consume the tools. Examples of maintenance capital expenditures include expenditures associated with the replacement of equipment, ductwork or paving to the extent such expenditures are made to maintain our long-term operating capacity or net income. Expenditures made solely for investment purposes are not considered maintenance capital expenditures.

Expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or net income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, development of a new production plant or the expansion of an existing production plant, to the extent such expenditures are expected to expand our long-term operating capacity or net income. Expansion capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes are not considered expansion capital expenditures.
Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.
As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus do not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure reduce operating surplus when realized and cash receipts from an investment capital expenditure are treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.
Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes are allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.
Distributions From Operating Surplus
If we make distributions of cash from operating surplus, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.
General Partner Interest
Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.
Incentive Distribution Rights
Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.
If for any quarter we have distributed cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then we will make additional distributions from operating surplus for that quarter among the common unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all common unitholders, pro rata, until each common unitholder receives a total of $0.4744 per unit for that quarter (the “first target distribution”);

•
second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each common unitholder receives a total of $0.5156 per unit for that quarter (the “second target distribution”);

•
third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each common unitholder receives a total of $0.6188 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.
Percentage Allocations of Distributions From Operating Surplus
The following table illustrates the percentage allocations of distributions from operating surplus between the common unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the common unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our common unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Per Unit	Common Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $0.4125	100.0%	0%
First Target Distribution	above $0.4125 up to $0.4744	100.0%	0%
Second Target Distribution	above $0.4744 up to $0.5156	85.0%	15.0%
Third Target Distribution	above $0.5156 up to $0.6188	75.0%	25.0%
Thereafter	above $0.6188	50.0%	50.0%
Incentive Distribution Right Holders’ Right to Reset Incentive Distribution Levels
Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right.
The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our common unitholders or the conflicts committee of our general partner, at any time when we have made cash distributions in excess of the then- applicable third target distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding common units and the percentage interest of the incentive distribution rights above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.
In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.
The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.
Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each common unitholder receives an amount per unit for that quarter equal to 115.0% of the reset minimum quarterly distribution;

•
second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each common unitholder receives an amount per unit for that quarter equal to 125.0% of the reset minimum quarterly distribution;

•
third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each common unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.
The holders of our incentive distribution rights are entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.
Distributions From Capital Surplus
How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.
Effect of a Distribution From Capital Surplus
Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our IPO, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.
Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all common unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation.”
For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.
In addition, if, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may reduce the minimum quarterly distribution and the first target distribution, the second target distribution and the third target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash and cash equivalents for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash and cash equivalents for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.
Distributions of Cash Upon Liquidation
General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the common unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by common unitholders for their units, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.
Manner of Adjustments for Gain
The manner of the adjustment for gain is set forth in the partnership agreement. We will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•
second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs

•
third, to all common unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the common unitholders, pro rata, for each quarter of our existence;

•
fourth, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the common unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

•
fifth, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.
Manner of Adjustments for Losses
We will generally allocate any loss to our general partner and the common unitholders in the following manner:

•	first, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.
Adjustments to Capital Accounts
Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the common unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the common unitholders and the holders of our incentive distribution rights based on their respective percentage ownership of us.

The Partnership Agreement
The following is a summary of certain material provisions of our partnership agreement that relate to ownership of our common units.
Capital Contributions
Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
Voting Rights
The following is a summary of the common unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the common units.
In voting their common units, our general partner and its affiliates have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.
The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.
Amendment of the partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”
Dissolution of our partnership	Unit majority. Please read “—Dissolution.”
Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”
Withdrawal of our general partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2025 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 662/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”
Transfer of our general partner interest	No approval right.
Transfer of incentive distribution rights	No approval right.
Transfer of ownership interests in our general partner	No approval right.
If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.
Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•
arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine
shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts have exclusive jurisdiction. To the extent any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act is limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.
Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.
Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Interests
Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.
It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.
Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.
Amendment of the Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
Prohibited Amendments
No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•
enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates).
No Unitholder Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•
a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•
an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•
an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•
any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•
conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.
In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•
are required to effect the intent expressed in the prospectus used in connection with our IPO or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval
Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, requires the approval of at least a majority of the class or classes so affected, but no vote is required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units requires the approval of at least a majority of the type or class of units so affected. Any such amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any such amendment that increases the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner is not required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the Partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.
If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Dissolution
We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•
the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•
neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds
Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash

Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of Our General Partner
Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2025 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2025, our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without common unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest.”
Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 662/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal.
In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner has the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Enviva Partners GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Voting Rights.”
Limited Call Right
If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•
the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the Partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.
As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a common unitholder may anticipate the market price to be in the future. The tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that common unitholder of his common units in the market.
Non-Taxpaying Holders; Redemption
To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us or our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•
permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption
If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•
permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Status as Limited Partner
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and common unitholders will not be required to make additional contributions.